Atna Reports High Grade Gold Extensions at Pinson

VANCOUVER, BC -- 01/24/2005 -- Atna Resources Ltd. (TSX: ATN) is pleased to announce results from two drill holes in the Range Front zone at the Pinson Gold Project in Nevada.

Hole APRF-221 represents the deepest drilling of the Phase I drill program, testing the Range Front Feeder zone. Results confirm that high-grade mineralization extends down dip to the depths tested and remains open to further extension. The hole cut two zones of gold mineralization extending the Range Front mineralization to a depth of over 1,500 feet below surface. Core specimens with plans and sections from this and other drill holes will be available for viewing at the Cordilleran Roundup in the Core Tent on Wednesday, January 26 at the Westin Bayshore in Vancouver.

A shallow step-out exploration hole in the upper Range Front zone, APRF-228, cut a 175-foot section grading 0.057 oz/ton gold and bottomed in mineralization. The mineralization was intersected at approximately one hundred feet horizontally from the wall of a previously mined pit. Mineralization in this hole indicates potential for an open pittable zone up dip and southwest from the high-grade targets that are the focus of the current drilling program. Results from both holes are listed in the table below:

RANGE FRONT ZONE
Drill Hole:  APRF-221  Depth:  1,832.0 ft.
From (feet)            To (feet)             Length -         Au oz/short
                                             feet (meters)    ton (g/tonne)
1,602.0                1,637.0               35.0 (10.67)     0.301 (10.31)
(including) 1,607.0    1,612.0               5.0 (1.52)       0.732 (25.11)
1,647.0                1,657.0               10.0 (3.05)      0.692 (23.73)
(including) 1,648.5    1,652.0               3.5 (1.07)       1.160 (39.78)

Drill Hole:  APRF-228  Depth: 500.0 ft.
From (feet)            To (feet)             Length -         Au oz/short
                                             feet (meters)    ton (g/tonne)
325.0                  500.0                 175.0 (53.35)    0.057 (1.96)
(including) 325.0      340.0                 15.0 (4.57)      0.160 (5.49)
(and including) 360.0  370.0                 10.0 (3.05)      0.297 (10.17)
David Watkins, Atna's President and CEO, is pleased with the results saying, "Our field team continues to extend mineralization with grades that support our Phase II underground exploration program, which is planned to commence in the second quarter of 2005. Based upon the encouraging results, planning for the underground program has been accelerated with permitting and engineering underway." The phase I drill program is nearing completion and additional results are anticipated over the next several weeks.

Drill samples are prepared and assayed by BSI Inspectorate Laboratories in Reno, Nevada, an independent ISO certified analytical laboratory. All gold analyzes were completed by BSI Inspectorate using standard fire assay methods with appropriate replicate and analytical standards to ensure high quality control and quality assurance. ALS Chemex in Reno, Nevada re-analyzes all mineralized intervals to verify assays reported by BSI Inspectorate.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information contact:
ATNA RESOURCES LTD.
Deanna McDonald
Geologist & Corporate Communications Manager
Tel: (604) 684-2285
Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
Website: www.atna.com